2/14

03007154

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Internet Identity Presence Co Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME MAR 10 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 478 FISCAL YEAR 7-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 3/5/03

1293-2b

03 FEB 14 AM 7:21

Financial Statements of

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Year ended July 31, 2002

ARIS 7-31-02

(Audited – See Notes to Financial Statements)

FILE 82-478

Wm. Andrew Campbell C.A.
600 – 56 Temperance St.,
Toronto, Ontario
M5H 3V3

Tel.: (416) 363-6273
Fax: (416) 363-9982

Auditor's Report to the Shareholders

I have audited the consolidated balance sheets of Internet Identity Presence Company Limited. as at July 31, 2002 and 2001 and the statements of loss and deficit and changes in cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted an audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001 and the results of its operations and the changes in its cash flows for the year then ended in accordance with generally accepted accounting principles in Canada.

(Signed "Wm. Andrew Campbell")
Chartered Accountant
Toronto, Ontario
November 28, 2002

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Consolidated Balance Sheets
(Audited – See Notes to Financial Statements)

	July 31, 2002 $	July 31, 2001 $
Assets		
Current assets:		
Cash	$30,175	$ -
Accounts receivable	12,128	11,682
	42,303	11,682
OTHER		
Goodwill (note 4)	1	1
Deferred development costs (note 5)	1	1
Capital assets (note 6)	37,288	38,108
	37,290	38,110
	$79,593	$49,792
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	$-	$ 288
Bank loan	-	32,048
Accounts payable and accrued liabilities	147,202	128,932
Advances from related party (note 7)	78,763	97,022
Other loans and advances (note 8)	357,500	226,500
	583,465	484,790
Shareholders' equity		
Share capital (note 9)	12,069,774	11,999,774
Treasury shares (note 9(iv))	(16,385)	(16,385)
Contributed surplus	77,219	77,219
	12,130,608	12,060,608
Deficit (page 4)	(12,634,480)	(12,495,606)
	(503,872)	(434,998)
	$79,593	$ 49,792

Approved on behalf of the Board:

(Signed) "Owen V. Dwyer", Director

(Signed) "David Alker", Director

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Consolidated Statements of Operations and Deficit
Year ended July 31, 2002 and 2001

(Audited – see Notes to Financial Statements))

	July 31,2002 ($)	July 31, 2001 ($)
Revenue		
Domain site registration fees	$2,625	$ 4,603
	2,625	4,602
Operating Expenses:		
Consulting fees	19,480	5,700
WEB site maintenance costs	11,882	-
Shareholder information and promotion	8,918	
Bad debt expense	-	35,493
Office, general and administration	14,891	19,677
Legal and audit	20,293	18,160
Rent	39,625	11,100
Transfer agent's and regulatory fees	4,868	4,904
Loan interest	1,472	3,976
Depreciation	14,070	7,059
	135,499	111,028
(Loss) before the under noted items:	(132,874)	(106,425)
Write down of deferred development costs	-	(48,044)
Unrealized foreign exchange gain (loss)	(6,000)	-
Amortization of goodwill	-	(20,000)
Write down of goodwill	-	(279,999)
Net Loss) for the period	(138,874)	(454,468)
Deficit, beginning of period	(12,495,606)	(12,041,138)
Deficit, end of period	(12,634,480)	(12,495,606)
(Loss) per share	$ (0.012)	$ (0.038)

INTERNET IDENTITY PRESENCE COMPNAY LIMITED

Consolidated Statements of Cash Flows
Year ended July 31, 2002 and 2001

(Audited - See Notes to Financial Statements)

	July 31,2002 ($)	July 31, 2001 ($)
Cash provided by (used) in:		
Operating activities:		
Net (Loss) for the year	$(138,874)	$(454,468)
Items not involving cash:		
Foreign exchange loss (gain)	6,000	-
Amortization of goodwill	-	20,000
Write down of deferred development costs	-	48,044
Depreciation	14,070	7,059
Write down of goodwill		279,999
	(118,804)	(99,366)
Changes in non-cash operating working capital (note 11)	17,824	18,946
(Used in) Operating Activities	(100,980)	((80,420)
Financing activities:		
Issuance of common shares	70,000	-
Other loans and advances	125,000	
Loans and advances from officer and director	(18,259)	94,022
	176,741	4,022
Investing activities:		
Proceeds on sale of long-term investments	-	(48,045)
Addition to capital assets	(13,250)	
(Acquisition) of long-term investments	-	(41,429)
	(13,250)	(89,474)
Increase (decrease) in cash	62,511	(75,872)
Cash, beginning of year	(32,336)	45,536
Cash, end of year	$30,175	$(32,336)
Cash and Cash Equivalents consist of:		
Cash (bank indebtedness)	$30,175	$ (288)
Bank loan	-	(32,048)
	$30,175	$ (32,336)

1. NATURE OF OPERATIONS AND GOING CONCERN CONSIDERATIONS

Internet Identity Presence Company Limited (the Company") was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997

On December 7, 1998 the Company abandoned its mineral resource properties. On January 22, 2001 the Company acquired all the issued and outstanding shares of World Domain Registry Inc., which is an accredited Domain Name Registrar of the Canadian Internet Registration Authority.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles, which contemplates the Company's ability to meet its obligations as they become due and operate as a going concern. This is ultimately dependent on the Company acquiring and financing a profitable new venture.

2. BUSINEES COMBINATION AND BASIS OF ACCOUNTING

In accounting for the acquisition of World Domain Registry Inc. and WeHaveDotComs.com, the acquisitions have been accounted for using the Purchase Method as the exchange of shares leaves the former shareholders of the Company with the majority of the issued and outstanding shares of the Company. Using this method of accounting the Company is deemed to be the purchaser and accordingly, its assets and liabilities on the Acquisition Date were brought forward at their book value.

In addition, the assets acquired from World Domain Registry Inc. and WeHaveDotComs.com are being recorded at their fair market value. The net assets acquired on January 22, 2001 are as follows:

A) World Domain Registry Inc.	
Net assets acquired:	
Goodwill	$150,000
	$ 150,000
Consideration given:	
1,500,000 common shares	150,000
	$ 150,000
A) WeHaveDotComs.com	
Net assets acquired:	
Goodwill	$150,000
	$ 150,000
Consideration given:	
1,500,000 common shares	150,000
	$ 150,000

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles accepted in Canada.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries World Domain Registry Inc. and We HaveDotComs.Com. During the year the Company abandoned Orbex Resources Inc., an inactive Delaware Corporation.

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The assets and liabilities, which require management to make significant estimates and assumptions in determining carrying values, including goodwill and deferred development costs.

Goodwill

Goodwill is recorded at cost. Should there be a permanent impairment in value goodwill will be written down to fair market value.

Deferred development costs

Deferred development costs are recorded at cost and fair market value.

Translation of foreign currencies

Foreign currency transactions and balances of integrated foreign operations are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the period end. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the weighted average exchange rate prevailing during the period. Exchange gains and losses are included in income in the current period.

Loss per common share

Basic loss per share has been computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are not presented because the conversion of all obligations and the exercise of all stock options would be antidilutive.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income taxes

The Company has adopted the liability method of accounting for income taxes in accordance with the recommendations of the Canadian Institute of Chartered Accountants. The recommendations have been applied retroactively, with no significant effect on the accounts of prior years. Future income tax relates to the expected consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment or substantive enactment

Stock-based compensation

The Company has adopted section 3870 of the CICA Handbook from the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments. This section requires the Company to provide for pro forma earnings and earnings per share, as if the fair market based accounting had been used to account for stock-based compensation costs, at the fair market based accounting method was not presented in the statement of operations (see note 9(c).

4. GOODWILL	2002	2001
Office, furniture and fixtures	$ 300,000	$ 300,000
Less: accumulated amortization	(20,000)	(20,000)
Less: provision for write down	(279,999)	(279,999)
	$ 1	$ 1

5 DEFERRED DEVELOPMENT COSTS	2002	2001
Cost	$ 48,045	$ 48,045
Less: provision for write down	(48,044)	(48,044)
	$ 1	$ 1

6. CAPITAL ASSETS	2002	2001
Office, furniture and fixtures	$ 56,718	$ 49,990
Auto	13,250	-
Less: accumulated depreciation	(32,680)	(17,942)
	$ 37,288	$ 32,048

7. RELATED PARTY TRANSACTIONS

The loans and advances from related parties consist of $78,763 (2001: $97,022), which are interest free and have no fixed repayment terms.

During the year the Company paid management fees of $ NIL (2001: $ nil) to a company controlled by a director of the Company.

8. OTHER LOANS AND ADVANCES

	2002	2001
Debenture advance (a)	$232,500	$226,500
Convertible promissory note (b)	100,000	-
Other (c)	25,000	-
	$357,500	$226,500

a) The debenture advance of $232,500 (2001: $226,500) ($150,000 U.S.) was received during the year ended July 31, 1997 in respect of a proposed convertible debenture issue. The issue was never completed and to date, the funds have not been repaid to the investor.

b) The promissory note is convertible, in whole or in part, at any time at the option of the note holder into common shares at a price per share of $0.04 until July 19, 2004. The maximum amount of shares, which can be issued, is 2,500,000 common shares. In addition the note holder is entitled to a 5% royalty of gross sales of the company and or/its subsidiaries until the maturity date of the note.

c) Other advances are interest free and have no fixed terms of repayment.

9. SHARE CAPITAL
(i) Authorized:
An unlimited number of Common shares

(ii) Issued:	Number	$
Balance, July 31, 2000	7,260,227	11,699,774
Issued for Internet Companies (9 (iv))	3,000,000	300,000
Balance, July 31, 2001	10,260,227	11,999,774
Issued in settlement of debt	1,500,000	70,000
Balance July 31, 2002	11,760,227	12,069,774

(iii) Stock options

The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire common shares of the Company to qualified directors and officers and employees of the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed five years. The maximum aggregate number of common shares under option at any time under the Plan cannot exceed 40% of the issued shares.

9. SHARE CAPITAL (continued):

(iii) Stock options (continued):

The following table reflects the continuity for the year ended July 31, 2002 of options granted under the Plan:

	2002	Weighted Average Exercise Price
Outstanding at beginning of year	3,050,000	$0.23
Granted during the year	1,650,000	0.07
0.415-636-2362Cancelled dı	(2,250,000)	(0.23)
Outstanding at end of year	2,450,000	$0.07

Options outstanding at end of year consist of the following:

Number of Options	Option Price	Expiry Date
400,000	$0.25	January 26, 2006
400,000	$0.35	January 23, 2006
500,000	$0.05	September 25, 2007
500,000	$0.10	September 25, 2007
150,000	$0.04	September 4, 2003
150,000	$0.05	September 4, 2003
150,000	$0.06	September 4, 2003
200,000	$0.07	September 4, 2003
2,450,000		

The Black-Scholes option valuation method was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. However, option valuation models require the input of highly subjective assumptions, such as the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. As a result, pro forma earnings and earnings per share have been presented.

For purposes of pro forma disclosures, the following assumptions were used for the Black-Scholes option pricing model: dividend yield 0%; expected volatility 250%; risk-free interest rate of 3.75%; and weighted average life of 2.5 years.

Net loss for the year ending July 31, 2002	$ (138,874)	
Unrecorded stock options compensation adjustment	(72,000)	
Pro forma net loss for the year ending July 31,2002		$ (210,874)
Pro forma basic and fully diluted loss per share		$ (0.018)

9. SHARE CAPITAL (continued):

(iv) Acquisition of Internet Companies

On January 22, 2001 the Company issued 1,500,000 common shares at $0.10 per share for a 100% interest in the common shares of World Domain Registry Inc., which is an accredited Domain Name Registrar of the Canadian Internet Registration Authority" ("CIRA"). In addition the company issued 1,500,000 common shares during the year at a deemed price of $0.10 per share for 100% of the common shares of WeHaveDotComs.Com.

(v) Treasury shares

In November 1994, the Company acquired 5,600 common shares for a total cost of $16,385. The current market value as at July 31, 2000 is $280. At present the Company does not intend to purchase additional shares

10. FUTURE INCOME TAXES

The Company's effective income tax rate differs from the amount that would be computed by applying the federal and provincial statutory rate of 43% (2000-43%) to the net loss for the year. The reason for the difference is as follows:

	2002	2001
Income tax recovery based on statutory rate	$ (58,000)	$ (30,000)
Unrecorded tax benefit of losses	58,000	30,000
	$ -	$ -

At October 31, 2001, the Company had non-capital losses carried forward of approximately $467,000 which have not been recognized in these financial statements. The non-capital losses may be utilized to reduce future years' taxable income and expire as follows:

2003	158,000
2004	104,000
2006	40,000
2007	35,000
2008	130,000
	$ 467,000

No recognition has been given in these financial statements to the potential income tax benefits resulting from development and administrative expenditures. Future income tax reductions with regards to these expenditures will be recorded at the time of realization.

	2002	2001
11. CHANGES IN NON CASH OPERATING WORKING CAPITAL		
Cash provided by (used for):		
Accounts receivable	$ (446)	$, (6,695)
Prepaid expenses and deposits	-	35,400
Accounts payable and accrued liabilities	18,270	(9,759)
	$ 17,824	$ 18,946

12.COMMITMENTS AND CONTINGENCIES

(i) In July 1993, The Company issued convertible notes payable in conjunction with a private placement. The notes were unsecured and subject to interest being charged at a rate of 5%, starting 150 days from the issuance of the notes or to May 17, 1994, the date the shares were issued. As remittances of some of the subscription amounts were late, certain subscribers waived the interest that would have been payable. The Company believes that the outstanding interest of $70,083 will continue to be waived until legally no longer payable. The Company removed the liability from the balance sheet on July 31, 1997, although no formal waiver has been received from the subscribers. The Company has reinstated the liability in the balance sheet during the fiscal 2001-year end.

(ii) On July 31, 1997, the Company received $150,000 (US) in respect of a proposed convertible debenture issue. The issue was never completed and to date, the funds have not been repaid to the investor. In the opinion of management the investor has no right of recourse for collection of these funds; accordingly the advance has been written off to the statement of income and deficit in fiscal 2001.

1293-2b

Financial Statements of

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Three months ended October 31, 2002

(Unaudited – Prepared by Management)

FILE 82-478

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Balance Sheets

(Prepared by Management)

	October 31, 2002 (Unaudited)	July 31, 2002 (Audited)
Assets		
Current assets:		
Cash	$-	$30,175
Accounts receivable	7,527	12,128
	7,527	42,303
Capital assets	33,688	37,288
Goodwill	1	1
Deferred development costs	1	1
	33,689	37,290
	$41,216	$79,593
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	$2,379	$-
Accounts payable and accrued liabilities	137,260	147,202
Other advances	357,500	357,500
Advances from officer (note 4 (a)	81,763	78,763
	578,902	583,465
Shareholders' equity		
Share capital	12,069,774	12,069,774
Treasury shares	(16,385)	(16,385)
Contributed surplus	77,219	77,219
	12,130,608	12,130,608
Deficit	(12,668,294)	(12,634,480)
	(537,626)	(503,872)
	$41,216	$79,593

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Statements of Operations and Deficit
Three months ended October 31, 2002 and 2001

(Unaudited – Prepared by Management)

	2002	2001
Expenses:		
Office, general & administration	$7,131	$28,000
WEB site maintenance costs	8,394	-
Consulting fees	4,835	-
Occupancy costs	4,500	-
Legal and audit	-	8,000
Depreciation	3,600	1,600
Transfer agents' fees	1,090	-
Bad debt expense	2,563	-
Shareholder information	1,700	1,000
	33,813	38,600
Income (loss) for the period	(33,813)	(38,600)
Deficit, beginning of period	(12,634,480)	(12,495,606)
Deficit, end of period	$ (12,668,293)	$ (12,534,206)
Loss per share	$ (0.002)	$ (0.003)

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Statements of Cash Flows
Three months ended October 31, 2002 and 2001

(Unaudited – Prepared by Management)

	2002	2001
Cash provided by (used) in:		
Operating activities:		
Loss for the period	$ (33,813)	$ (38,600)
Items not involving cash:		
Depreciation	3,600	1,600
Changes in non-cash operating working capital balances	(5,349)	7,288
	(35,554)	(29,712)
Financing activities:		
Advances from officer	3,000	(30,000)
Issuance of common shares (note 4(a)	-	60,000
	3,000	30,000
Increase (decrease) in cash	(32,554)	288
Cash, beginning of period	30,175	(288)
Cash (Bank Overdraft), end of period	$ *2,379)	$ -

1. Accounting policies:

The enclosed unaudited financial statements for the three months ended October 31, 2002 and 2001 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the three months ended October 31, 2002 and 2001 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's July 31, 2002 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Internet Identity Presence Company Limited (the "Corporation") as set out in the July 31, 2002 audited financial statements, except for the following:

Stock Option Compensation

The Company has adopted section 3870 of the CICA Handbook from the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments. This section required the Company to provide pro forma earnings and earnings per share, as if the fair market based accounting had been used to account for stock-based compensation costs, if the fair market based accounting method was not presented in the statement of operations

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended October 31, 2001 are not indicative of the results that may be expected for the full year ended July 31, 2002.

2. Share capital:

(a) Authorized:
Unlimited number of common shares

(b) Issued:

	Number of of shares	Amount
Balance, October 31, 2002 and July 31, 2002	11,760,227	$12,069,774

3. Income taxes:

At October 31, 2002 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a) The advances from related parties are interest free and have no terms of repayment.

(b) During the period an officer of the Company charged $4,500 (2001 – nil) for occupancy costs.

 1293-2b

CORPORATE DATA

Head Office
1 Chapman Court
Aurora, Ontario, Canada L4G 7N7

Registered Office
Scotia Plaza - Suite 2100
40 King Street West
Toronto, Ontario, Canada M5H 3C2

Directors and Officers
Mr. David Alker, Director / Chief Executive Officer
Owen V. (Tony) Dwyer, Director / Chairman
J. Peter Juelsberg, Director
Michael F. K. Mews, Director

Mrs. Dina Alker, Secretary / Treasurer

Registrar and Transfer Agent
Equity Transfer Services Inc.
Suite 420 - 120 Adelaide Street West
Toronto, Ontario, Canada M5H 4C3

Solicitors
Cassels Brock & Blackwell LLP
Scotia Plaza - Suite 2100
40 King Street West
Toronto, Ontario, Canada M5H 3C2

Auditors
Wm. Andrew Campbell C.A.
6th. Floor, 56 Temperance Street,
Toronto, Ontario, Canada M5H 3V5

Listing
Canadian Unlisted Board - Symbol IPCO
Pink Sheets - Symbol IPCBF

FILE 82-478

INTERNET IDENTITY PRESENCE COMPANY INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") for the year ended July 31, 2002, of the Shareholders of **INTERNET IDENTITY PRESENCE COMPANY INC.** (the "Company") will be held at **the offices of the Company at 1 Chapman Court, Aurora, Ontario, Canada on Tuesday, the 18th day of February, 2003 at the hour of 1:00 P.M.** (Eastern Standard Time) for the following purposes:

1) To receive and consider the report to the Shareholders;
2) To receive and consider the Financial Statements of the Company for the fiscal year ended July 31, 2002, together with the report of the auditors thereon;
3) To determine the number of Directors;
4) To elect Directors for the ensuing year;
5) To appoint the auditors and to authorize the Directors to fix their remuneration;
6) To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's Quarterly Report for its fourth fiscal quarter which contains an Annual Report of the Company containing the documents referred to in Items 1 and 2 above, as well as a Management Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Management Information Circular provides information relating to matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Management Information Circular accompanying this Notice. Please advise the Company or Transfer Agent of any change in your mailing address.

Dated at Toronto, Ontario, this 13th day of January 2003.

BY ORDER OF THE BOARD
Per: Mrs. Dina Alker (signed)
Secretary - Treasurer
Internet Identity Presence Company Inc.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

Directors Report to Shareholders
Management Discussion

Management Discussion and Analysis for period ending Dec 31, 2002

The period to Dec 31, 2002 was devoted to final product development and securing a financing. We did secure and close a $100,000.00 financing, which allowed the company to clear all of its payables. We were able to bring a new President &CEO (Mr. David Alker), who the Board believes will be able to move us forward especially on a much needed marketing program.

- We have been unable to start a sales and marketing program until Mr. Alker executes his plan.

We have maintained our compliant status with CIRA .Our outsourcing of all hosting and email to save money while improving quality of services was successfully implemented.. The company is no longer delinquent with any suppliers .We tried unsuccessfully to market a one page WEB SIGN, and have now abandoned the initiative, as we were not able to employ salespersons. We will try to sell E-MAIL addresses with a sales force on a commission basis as well as a MLM sales initiative.

- E-MAIL COMMERCIAL POTENTIAL HAS BEEN TESTED
- E-MAIL PRODUCT DEVELOPMENT IS COMPLETE
- E-MAIL MARKET OPPORTUNITY IS VERY LARGE (WORLDWIDE)

We are an accredited CIRA (Canadian Internet Registration Authority) registrar.

This means we have been certified by the Federal Government to register Canadian individuals and businesses in Canada's top-level-domain DOT CA.

- We have a method of distribution that completely differentiates us from the other Canadian registrars.

- Our differentiation is our PREPAID DOMAIN NAME CARD. Briefly, the CARD has a PIN number on the bottom underneath a scratch out label. The holder of a card simply goes onto one of our websites and enters the unique PIN number, which allows for immediate domain name registration without using a credit card over the Internet. The CARD is about the size of a driver's license.

- We recently approached Canada Post to carry the CARDS for sale in their outlets. We were unable to proceed with Canada Post as the project lost its momentum at Canada Post.

- We can't prove it yet, however our PREPAID DOMAIN NAME CARD may be a real winner.

- The PREPAID DOMAIN NAME CARD is at the moment only for Canada and our DOT CA top-level-domain but obviously the CARD will easily be adapted to other TLD'S for the gigantic United States and World markets.

- Additionally there are numerous side uses for our PREPAID CARD and the technology behind it, for example;

GIFT CERTIFICATE CARDS, such as Wal-Mart and Sears allow for the holders to use in their physical stores only, our technology would allow their CARDS to be used online or offline. All companies that have online stores could use our technology, for example we could have an IBM PREPAID HARDWARE CARD that would allow for the holder to go online to IBM's website, enter a unique PIN number and purchase a customized computer. The CARDS could be sold at IBM's retail stores or any other retail store. The process also eliminates the need for a retail store to have any inventory on hand as there could be several racks of PREPAID CARDS

PRODUCT DEVELOPMENT STAGE: **100% complete**
COMMERCIALIZATION & SALES STAGE: **50% complete**

- Our product is proven around the world and is required in order to have an INTERNET presence.
- The company is operational with revenue, albeit small.
- There is competition so that distribution differentiation and price are key factors. The company has a unique distribution method of which there is no competition. Management recognizes that we are completely dependent on a sales and marketing initiative of which there is no assurance that the Company can create and execute.

We thank you for your continued support.

On behalf of the Board of Directors

Owen V. (Tony) Dwyer (Signed)
Chairman
Internet Identity Presence Company Inc.

MANAGEMENT INFORMATION CIRCULAR
FOR THE
ANNUAL MEETING
For the period ended July 31, 2002
TO BE HELD AT
1:00 P.M. Tuesday, February 18, 2003

GENERAL INFORMATION

The accompanying proxy is solicited by the Board of Directors and the management of Internet Identity Presence Company Inc. (hereinafter called "IIPCO" or the Company) in connection with the Annual and Special Meeting of Shareholders to be held at 1 Chapman Court, Aurora, Ontario, Canada, at the hour of 1:00 P.M. (Eastern Standard Time) on Tuesday, February 18, 2003 (the "Meeting"), for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof. The solicitation will be conducted by mail and may be supplemented by fax, telephone or other personal contact to be made, without special compensation, by officers and employees of the Company. The Company will pay the expenses of this solicitation.

Unless specified otherwise, the information contained in this Management Information **Circular is current as at January 10, 2003 (the "Effective Date").**

The Company
The Company was incorporated under the laws of the Province of British Columbia on July 18, 1979 under the name Orbex Minerals Limited. On February 17, 1986, the Company changed its name to Orbex Industries Inc. On March 7, 1990, the Company again changed its name to Silver Glance Resources Inc. and on June 17, 1992, changed its name to Silverspar Minerals Inc. On February 2, 2001, the name was changed to its present name, Internet Identity Presence Company Inc.

On January 23, 1990, the Company consolidated its share capital on a one new for five old basis. On September 19, 1997, the Company was continued under the Ontario Business Corporations Act (Ontario Corporation Number 1256020). The registered offices of the Company are located at Suite 2100, 40 King Street West, Toronto, Ontario, Canada M5H 3C2; the executive offices of the Company are located at 1 Chapman Court, Aurora, Ontario, Canada L4G 7N7.
As at the "Effective Date", the Company's affiliates are its wholly owned subsidiary Orbex Resources Inc. ("Orbex"), a Delaware Corporation that is not active, "World Domain Registry Inc.", an accredited domain name registry company and "WeHaveDotComs.com", a Value Added Reseller (VAR) in the Web Hosting and Domain Name Registration industry.

The Company carries out its principal business directly and through its subsidiaries, Orbex, World Domain and WeHaveDotComs.com. All references to the Company herein shall refer to Internet Identity Presence Company Inc, World Domain Registry Inc., Orbex and WeHaveDotComs.com, unless otherwise noted.

The Company's shares trade on the Canadian Unlisted Board under the symbol "IPCO" and on the Pink Sheets under the symbol "IPCBF". The Company is in good standing with the Ontario Securities Commission. The Company is currently considered to be a dormant issuer in British Columbia. The British Columbia Securities Commission issued a cease trade order in British Columbia on February 18, 1998. Management may apply for re-activation in British Columbia at a future date.

Voting By Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a "non-registered holder") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Management Information Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment of Proxies"; or

b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided.

Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

APPOINTMENT AND REVOCATION OF PROXIES

The execution of a proxy should be by the shareholder or his attorney, authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. In order to be effective, completed proxies, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company's Registrar and Transfer Agent, Equity Transfer Services Inc., not less than 48 hours (excluding Saturdays and holidays) before the time of the Meeting or adjournment thereof, or with the Chairman of the Meeting prior to the commencement thereof.

A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING OTHER THAN THOSE NAMED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

A proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, if delivered to the office of the Company, its Registered Office, or with Equity Transfer Services Inc., at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement, or any adjournment thereof at which the proxy is to be used.

EXERCISE OF DISCRETION BY PROXIES

If there is certainty of instruction in the enclosed form of proxy, the shares represented thereby will be voted on any poll save where there is a specification to withhold or abstain from voting.

WHERE NO CHOICE IS SPECIFIED, THE SHARES WILL BE VOTED ON A POLL IN FAVOR OF ALL MATTERS IDENTIFIED ON THE FORM OF PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. As of the Effective Date, the Board of Directors and the Management of the Company know of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value (the "Common Shares") of which the Company has outstanding **11,760,227** Common Shares, each share carrying the right to one vote. The Directors have fixed **Monday, January 13, 2003**, as the record date. Shareholders of record at the close of business on **January 13, 2003**, are entitled to vote at the Meeting or any adjournment thereof.

As at the Effective Date, to the knowledge of the Directors and Senior Officers of the Company, the only persons who hold 10% or more of the issued shares of the Company are as follows. The information below was supplied by the Registrar and Transfer Agent and persons concerned.

Name of Shareholder	Number of Shares Owned, Directly or Indirectly, or Controlled	Percentage of Outstanding Voting Shares
Cede & Co. (beneficial owners not known)	1,425,831 (as at close January 9, 2003)	12.1
CDS (beneficial owners not known)	2,898,820 (as at close January 9, 2003)	24.6
The Hummingbird Trust	2,435,576	20.7
John R. Cathersides	1,500,000	12.8
Michael Dwyer	1,500,000	12.8
Owen V. Dwyer	2,000,000	17.0

The directors and officers of Internet Identity Presence Company Inc. collectively owned approximately 45%of the outstanding Common shares as at July 31, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation of the "Named Executive Officers", as the term is used in the *Securities Act* of Ontario, during the last three fiscal years. As at the end of the last fiscal year, the Company did not have a "Named Executive Officer" as it was seeking a replacement for Mr. Earl Chapman who was appointed President of the Company on May 7, 2001 and resigned his position on April 18, 2002. During the interim, the Board of Directors tended to the day-to-day business. Mr. David Alker was appointed a Director and Chief Executive Officer of the Company on September 23, 2002.

Name and Principal Position	Year Ended	Annual Compensation			Long Term Compensation			All Other Comp. ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under option/SARs granted (#)(1)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
N/A -see above	2002							
Earl P. Chapman, Director, C..E.O.	2001	nil	nil	nil	500,000	nil	nil	nil
Gary J. Handley Director, President	2000	nil	nil	nil	200,000	nil	nil	nil

(1) All securities are under option. No SARs ((Stock Appreciation Rights) have been granted.

Option/SAR Grants To Named Executive Officers During The Most Recently Completed Financial Year

Name	Securities under Option/SARs Granted (1) (#)	% of Total Options/SARs Granted	Exercise or Base Price ($/Security)	10 day closing average prior to date of grant	Expiration Date
N/A -see above	N/A -see above	N/A -see above	N/A -see above	N/A -see above	N/A -see above

(1) All securities under option are common shares; the Company has not granted any SARs.

Aggregated Option/SAR Exercised By The Named Executive Officers During The Most Recently Completed Financial Year And Financial Year-end Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
N/A -see above	n/a	n/a	N/A -see above	nil

Long-Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Executive Officers during the most recently completed fiscal year.

Management Contracts

There are no management contracts presently in effect to which the Company or any subsidiary is a party with any Named Executive Officer. No management functions of the Company are performed to any substantial degree by any person other than the Directors or Senior Officers of the Company.

COMPENSATION OF DIRECTORS

The Directors receive no compensation from the Company in their capacities as such, other than stock options. For stock options outstanding and granted during the financial year, see "Stock Options" below.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the current Directors or Senior Officers of the Company, nor proposed nominees for election as Directors of the Company, nor associates or affiliates of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year, other than in the ordinary course of business.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual Meeting and hold office until the next Annual Meeting or until their successors are elected or appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Management of the Company proposes to seek Shareholder approval at the Meeting, by ordinary resolution, to fix the number of Directors at **four.** Management has nominated three individuals at this time.

The following persons are nominated by Management of the Company for election at the Meeting as Directors of the Company. All of the proposed nominees have consented in writing to serve as Directors if elected. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name of Nominee; Position with the Company and City of Ordinary Residence	Director Since	Principal Occupation	Shares Beneficially Owned, Directly and Indirectly, or Controlled
David Alker, Director, CEO Toronto, Ontario	Sept. 23, 2002	Businessman	10,000
Owen V. Dwyer, Director Aurora, Ontario	April 3, 2001	Retired	2,000,000
Michael F.K. Mews, Director, Surrey, British Columbia	May 31, 1995	Businessman	45,100

Mr. Alker, 45 years old is an author, lecturer, retired teacher and a new economy businessperson. He has been in the computer/web business for 15 years. Mr. Alker is an expert on the Internet and its uses for business and society and is amply qualified to lead our business.

2. APPOINTMENT OF AUDITORS

Shareholders will be asked to vote for the re-appointment of Wm. Andrew Campbell C.A, as auditors for the Company. On the representations of the said accountants, neither that person nor any of his partners has any direct financial interest or any indirect financial interest in the Company or any of its subsidiaries or has had any connection during the past three years with the Company or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

3. AUTHORIZATION OF DIRECTORS TO FIX AUDITOR'S REMUNERATION

The *Ontario Business Corporations Act* requires that the remuneration of the auditor of a company shall be fixed by ordinary resolution of the Shareholders, i.e. one passed by the Shareholders of a company by a simple majority of the votes cast in person or by proxy, or, if the Company so resolves, by the Directors. The Shareholders will be asked to vote for an ordinary resolution authorizing the Directors to fix the remuneration of the auditors, such authorization to expire at the next Annual Meeting of the Company.

4. OTHER BUSINESS

The Board of Directors and the Management of the Company are not aware that any matters will be brought before the Meeting other than those set forth in the Notice thereof. If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on such matter in accordance with their judgment.

For Shareholder information the following two items were approved at the 2000 Annual Meeting:

THE ISSUANCE OF COMMON SHARES IN EXCESS OF 20% OF ISSUED AND OUTSTANDING SHARES.

At the 2000 Annual Meeting, Shareholders approved the issuance by the Company, from time to time, of Common Shares in excess of 20% of the Company's issued and outstanding share capital to arm's length individuals or entities in order to acquire entities complementary to the Company's goal to be an "Internet Identity Presence".

STOCK OPTIONS

Option Plan

The Board of Directors adopted a share option plan for directors, officers, employees and consultants (the "Option Plan") on November 13, 1995. Shareholder approval for the Option Plan was received at the 1995 Annual Meeting. At the 1996 Annual Meeting, shareholder approval was received for an amendment to the Option Plan along with discretionary authority to the Board of Directors to grant such options to, and approve the exercise thereof by, insiders of the Company. At the 2000 Annual Meeting shareholder approval was received to amend the Stock Option Plan by increasing the number of options that may be granted thereunder to 4,304,090 or no more than 40% of the outstanding Common Shares or such maximum number as is acceptable to the securities regulatory authorities having jurisdiction.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as set out herein, no insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction which in either such case has materially affected or will materially affect the Company.

Internet Identity Presence Company Inc.
Per: Mrs. Dina Alker (signed)
Secretary / Treasurer

1293-26

INTERNET IDENTITY PRESENCE COMPANY INC.

1 CHAPMAN COURT AURORA, ONTARIO CANADA L4G 7N7
Phone - 905-726-1242 Fax – 905-726-4437 Email – admin@ipcompany.ca

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for the Annual General and Special Meeting of Shareholders to be held Tuesday, February 18, 2003. The undersigned Shareholder of Internet Identity Presence Company Inc., (the "Corporation") hereby appoints Owen V. Dwyer, or failing him, David Alker or instead of either of them,____________________ as proxy, with power of substitution, to attend and vote for the undersigned at the Annual General Meeting of Shareholders of the Corporation **to be held at 1 Chapman Court, Aurora, Ontario, Canada, on Tuesday, the 18th day of February 2003 at the hour of 1:00 P.M.** (Eastern Standard Time) and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

1. FOR ☐ or WITHHOLD ☐ To determine the number of directors at three four;
2. FOR ☐ or AGAINST ☐ Election of the directors as nominated anagement;
   1. David Alker 2. Owen V. Dwyer 3. Michael F. K. Mews
3. FOR ☐ or WITHHOLD ☐ Appointment of Wm. Andrew Campbell, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration;
4. FOR ☐ or AGAINST ☐ To authorize the directors to fix the auditors' remuneration.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION, OR ITS AGENT, EQUITY TRANSFER SERVICES INC., 120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H 4C3, NOT LATER THAN 1:00 P.M. TORONTO TIME, ON FRIDAY, FEBRUARY 14, 2003.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED

DATED this __________ day of ______________ 2003.

____
Name of Shareholder (Please Print)

____
Signature of Shareholder

FILE 82-478

INTERNET IDENTITY PRESENCE COMPANY INC.
ANNUAL MEETING
TUESDAY, FEBRUARY 18, 2003

Voting By Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a "non-registered holder") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Management Information Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment of Proxies"; or

b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. **Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.**